CITADEL SECURITIES INSTITUTIONAL LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:

Cash	$	23,831
Cash segregated under federal regulation		1
Receivable from brokers and dealers		1,550
Other assets		469
Total assets	$	25,851

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:

Payable to brokers and dealers	$	49
Payable to affiliate		373
Other liabilities		223
Total liabilities		645
Member's capital		25,206
Total liabilities and member's capital	$	25,851

See notes to statement of financial condition.